SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  Intrac, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  46116Y 10 9
                                  -----------
                                 (CUSIP Number)

                           Mitchell S. Nussbaum, Esq.
                        Jenkens & Gilchrist Parker Chapin
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6130

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 19, 2001
                    ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        George Weisz
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [ X ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:    PF
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power           332,500
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power               0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power            0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    332,500
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        332,500
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        33%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

        This statement relates to the purchase of 332,500 shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Intrac, Inc., a Nevada corporation ("Intrac"). The address of Intrac's principal executive offices is 131 West 35th Street, New York, NY 10001.

Item 2. Identity and Background

        (a)    This Schedule 13D is being filed by George Weisz ("Weisz").

        (b) Mr. Weisz's principal office and principal business address is 131 West 35th Street, New York, NY 10001.

        (c)    Mr. Weisz is Secretary and Director of Intrac.

        (d) During the last five years, Mr. Weisz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Mr. Weisz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Mr. Weisz is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        On November 26, 2001, Continental Acquisition Inc., a Delaware corporation (the "Purchaser"), pursuant to a Stock Purchase Agreement dated November 26, 2001, acquired 6,650,000 shares of Common Stock of Intrac. Pursuant to the terms and conditions of an Agreement of Merger dated December 20, 2001 (the "Agreement") among Intrac, Intrac Acquisition Corp., a wholly-owned subsidiary of Intrac ("Intrac Acquisition") and the Purchaser, Intrac exchanged with the stockholders of the Purchaser (including Reporting Persons) 6,650,000 shares of Common Stock of Intrac for one hundred percent (100%) of the issued and outstanding shares of common stock, par value $0.01 per share, of the Purchaser and the Purchaser merged with and into Intrac Acquisition. Mr. Weisz was issued the 332,500 Common Stock at par value, following a 10-for-1 reverse split of the stock of Intrac. The purchase price was funded from the issuance of 8% Series SPA Senior Subordinated Convertible Redeemable Debenture (the "Debenture") by Intrac to various investors (collectively, the "Investors").

Item 4. Purpose of Transaction

        The purpose of the exchange of the shares by Intrac and the Purchaser was for the stockholders of the Purchaser to acquire control over Intrac. Upon the consummation of the exchange of the shares, the Purchaser was merged with and into Intrac Acquisition.

        Simultaneously with the closing of the Agreement, the directors of Intrac resigned and Mr. Weisz was appointed as director and as Secretary of Intrac.

        Immediately prior to the closing of the Agreement, there was a 10-for-1 reverse stock split of the Common Stock of Intrac.

Item 5. Interest in Securities of the Issuer

        (a) Mr. Weisz is a beneficial owner of the Common Stock. The Common Stock represents 33% of the Shares of Common Stock issued and outstanding.

        (b) Mr. Weisz has sole voting power and dispositive power over the Common Stock.

        (c) Mr. Weisz has not effected any transactions in the Common Stock of Intrac during the past 60 days, with the exception of the acquisition of the Common Stock disclosed in this Schedule 13D.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Under a certain Stock Pledge and Security Agreement dated November 2001, by and between Intrac and the Investors, the Shares have been pledged to the Investors pending full payment or conversion of the Debenture.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement, dated November 26, 2001, by and among Joseph N. Trachtman, Intrac, Inc. and Continental Acquisition Inc.

Exhibit 2 Agreement of Merger, dated December 20, 2001, by and among Intrac, Inc., Intrac Acquisition Corp. and Continental Acquisition Inc.

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: December 21, 2001



                                        By: /s/ George Weisz
                                            ------------------------------------
                                           Name:  George Weisz

                                                                       Exhibit 1
                                                                       ---------

                            STOCK PURCHASE AGREEMENT

                                  by and among

                               JOSEPH N. TRACHTMAN

                                  INTRAC, INC.


                                       AND

                          CONTINENTAL ACQUISITION INC.





                                NOVEMBER 26, 2001

                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "Agreement") dated as of this 26th day of November, 2001, is made and entered into by and among Joseph N. Trachtman and/or assigns, in his individual capacity, having an address at 26 Schermerhorn Street, Brooklyn, New York 11201 (the "Shareholder"), INTRAC, INC., a Nevada corporation, having an office and address at 26 Schermerhorn Street, Brooklyn, New York 11201 ("Intrac") and Continental Acquisition Inc., a Delaware corporation, having an address at 131 West 35th Street, New York, NY 10001 ("Purchaser").

                                 R E C I T A L S

     WHEREAS, the Shareholder is the owner and holder of 7,000,000 shares (the "Shares") of the common stock of Intrac, representing approximately 70% of the issued and outstanding shares of the common stock of Intrac, of which he desires to sell 6,650,000 to Purchaser pursuant to the terms and subject to the conditions of this Agreement; and

     WHEREAS, Purchaser desires to purchase the Shares from the Shareholder pursuant to the terms and subject to the conditions of this Agreement; and

     WHEREAS, Intrac joins in the execution of this Agreement for the purpose of evidencing its consent to the consummation of the foregoing transaction and for the purpose of making certain representations and warranties to and covenants and agreement with Purchaser.


     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby accepted and acknowledged, the parties hereto hereby agree as follows as of the date hereof and the Closing Date:

                                   ARTICLE I.
                  REPRESENTATIONS OF INTRAC AND THE SHAREHOLDER

     As a material inducement to Purchaser to enter into this Agreement and perform its obligations hereunder, Intrac and the Shareholder jointly and severally represent, warrant and agree as follows:

     1.1 Ownership of the Shares. The Shareholder is now, and will be at the Closing (as defined in Article IV herein) the sole record and beneficial owner, with full and valid title and control, of the Shares, free and clear of all liens, taxes, security interests, pledges, encumbrances, restrictions, charges, demands, assessments and claims of any kind or nature whatsoever, whether direct, indirect or contingent; the Shareholder has full legal right, power and authority to enter into this Agreement and to sell, assign, transfer and convey the Shares to Purchaser pursuant to the terms of this Agreement; the delivery to Purchaser of a duly endorsed certificate representing the Shares pursuant to the provisions of this Agreement will transfer to Purchaser valid title to the Shares, free and clear of all liens, taxes, security interests, pledges, encumbrances, restrictions, charges, demands, assessments and claims of any kind or nature


Stock Purchase Agreement - Page 1
------------------------
whatsoever, whether direct, indirect or contingent; there will be no existing impediment or encumbrance to the sale and transfer of such Shares to the Purchaser; the Shares will be legally and validly issued in material compliance with all applicable U.S. federal and state securities laws, and will be fully paid and non-assessable shares of Intrac's common stock; and the Shares will have all been issued under duly authorized resolutions of the Board of Directors of Intrac.

     1.2 Validity of Transaction. This Agreement and, as applicable, each other agreement contemplated hereby have each been duly executed and delivered by Intrac and the Shareholder, constitute valid and legally binding obligations of Intrac and the Shareholder, and are enforceable in accordance with their respective terms against Intrac and the Shareholder, except as limited by bankruptcy, insolvency and similar laws affecting creditors generally, and by general principles of equity. At the time that the Shares are sold, assigned, transferred and conveyed to Purchaser pursuant to this Agreement, the Shares will be duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights of any then Shareholder of Intrac. The execution, delivery and performance have been duly authorized by Intrac and the Shareholder, no further consent or authorization of Intrac, Intrac's Board of Directors or its Shareholders, is required, and such execution, delivery and performance of this Agreement will not violate any applicable federal or state law or regulation, any order of any court or government agency, or the certificate of incorporation of Intrac. The execution, delivery and performance of this Agreement and each other agreement contemplated hereby will not result in any breach of or default under, or result in the creation of any encumbrance upon any of the assets of Intrac pursuant to the terms of any agreement by which Intrac or any of its respective assets may be bound. No consent, approval or authorization of, or registration or filing with any governmental authority or other regulatory agency, is required for the validity of the execution and delivery by Intrac and the Shareholder of this Agreement or any documents related thereto.

     1.3 Existence, Good Standing and Reporting. Intrac is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Intrac has the power to own, lease, use and operate its properties and to carry on its business as now being conducted. Intrac is duly qualified to conduct business as a foreign corporation and is in good standing in every jurisdiction in which the character or location of the properties owned or leased by Intrac or the nature of the business conducted by Intrac makes such qualification necessary. Intrac has all necessary power and authority to conduct its business and enter into and perform its obligations under this Agreement. All actions taken by the current directors and Shareholders of the Intrac have been valid and in accordance with the laws of the State of Nevada. Intrac has timely filed all forms, reports and documents with the U.S. Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), required to be filed by it ("SEC Reports"). Intrac has delivered and/or made available to Purchaser true and complete copies of the SEC Reports. Such SEC Reports, at the time filed, complied in all material respects with the requirements of the federal and state securities laws and the rules and regulations of the Commission thereunder applicable to such SEC Reports. None of the SEC Reports, including without limitation, any financial statements or schedules included therein, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.


Stock Purchase Agreement - Page 2
------------------------

     1.4 Authorized Capital, No Preemptive Rights, No Liens; Anti-Dilution. As of the date hereof, the authorized capital of Intrac is 200,000,000 shares of common stock with a par value of $.001 per share, and 5,000,000 shares of preferred stock with a par value of $.001 per share. The issued and outstanding capital stock of Intrac is 10,084,500 shares of common stock. There are no issued and outstanding shares of preferred stock. All of the shares of capital stock are, duly authorized, validly issued, fully paid and non-assessable. No shares of capital stock of Intrac are subject to preemptive rights or similar rights of the Shareholders of Intrac or any liens or encumbrances imposed through the actions or failure to act of Intrac, or otherwise. As of the date hereof and at the Closing, (i) there are no outstanding options, warrants, convertible securities, scrip, rights to subscribe for, puts, calls, rights of first refusal, tag-along agreements, nor any other agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of Intrac, or arrangements by which Intrac is or may become bound to issue additional shares of capital stock of Intrac, and (ii) there are no agreements or arrangements under which Intrac is obligated to register the sale of any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by Intrac (or in Intrac's certificate of incorporation or by-laws or in any agreement providing rights to security holders) that will be triggered by the transactions contemplated by this Agreement. Intrac has furnished to Purchaser true and correct copies of Intrac' certificate of incorporation and by-laws.

     1.5 Subsidiaries and Investments. Intrac does not own, directly or indirectly, any of the capital stock of any other corporation or any equity, profit sharing, participation or other interest in any corporation, partnership, joint venture or other entity.

     1.6 Financial Statements and No Material Changes. Intrac has delivered to Purchaser prior to the Closing Date its audited balance sheet dated as of December 31, 2000 and the statement of income for the twelve (12) month period ended December 31, 2000, each of which has been compiled by the management of Intrac (collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently followed by Intrac throughout the periods indicated. The Financial Statements fairly present the financial condition of Intrac at the date thereof and, except as indicated therein, reflect all claims against and all debts and liabilities of Intrac, fixed or contingent, as at the date thereof and the results of the operations and cash flows of Intrac and the changes in its financial position for the periods indicated. Since December 31, 2000 (the "Financial Statements Date") to the Closing Date, Intrac has not: (i) suffered any material adverse change in the business, operations, properties, prospects, assets or condition of Intrac, and no event shall have occurred that may result in such a material adverse change, whether as a result of any legislative or regulatory change, revocation of any license or rights to do business, fire, explosion, accident, casualty, labor trouble, flood, drought, riot, storm, condemnation, act of God, public force or otherwise and no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operation or prospects, of Intrac except in the ordinary course of business; (ii) incurred any material obligation or liability, whether absolute or contingent, except franchise and ad valorem taxes accruing or becoming payable in the ordinary course of business; (iii) amended its certificate of incorporation or bylaws; (iv) purchased or redeemed any of its shares of capital stock from, or declared made any


Stock Purchase Agreement - Page 3
------------------------
payment or distribution to, any of its Shareholders, or declared or paid any dividend; (v) issued or authorized the issuance of any securities or any options, warrants or rights to purchase any of its securities; (vi) acquired or disposed of any material assets or canceled any material debts or claims other than in the ordinary course of business or as required by this Agreement; (vii) entered into or amended any material transaction, contract or commitment other than in the ordinary course of business or as required by this Agreement; and
(viii) sold or knowingly disposed or otherwise divested itself of the ownership, possession, custody and control of any corporate books or records of any nature which, in accordance with sound business practice, are retained for a period of time after their use, creation or receipt. As used in this subparagraph and all other provisions of this Agreement, unless specifically excepted to herein, "material" shall mean a monetary amount of $25,000 or more.

     1.7 Books and Records. The minute book of Intrac contains accurate records of all meetings of and corporate actions or written consents by the Shareholders and board of directors of Intrac, respectively. Intrac does not have any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) that (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Intrac. Intrac has maintained its books, records and accounts in reasonable detail. Intrac will maintain its present system of internal accounting controls.

     1.8 Title to Properties; Encumbrances. Intrac has good, marketable and indefeasible title to all its properties, both real and personal, and assets. All such properties, both real and personal, are not subject to any mortgage, lien, pledge, security interest, conditional sales agreement or encumbrances of any kind.

     1.9 Leases. Intrac is not a party to any lease arrangements.

     1.10 Material Contracts (a) Except for this Agreement, Intrac is not currently carrying on any business and is not a party to any contract, agreement, lease or order which would subject it to any performance or business obligations or restrictions in the future after the Closing.

          (b) Intrac has no employment contracts or agreements with any of its officers, directors, or with any consultants, employees or other such parties.

          (c) Intrac has no Shareholder contracts or agreements.

          (d) Intrac has no insurance, stock option plans or employee benefit plans whatsoever.

          (e) Intrac is not in default under any contract or any other document.

          (f) Intrac has no written or oral contracts with any third party.


Stock Purchase Agreement - Page 4
------------------------

          (g) Intrac has no outstanding powers of attorney and no obligations concerning the performance of the Shareholder concerning this Agreement.

          (h) Intrac has all material licenses, franchises, grants, authorizations, permits, easements, variances, exemptions, consents, certificates, orders and approvals necessary to own, lease and operate the properties, of, and to carry on the business of Intrac (each a "Permit" and collectively, "Permits"); (ii) all such Permits are in full force and effect, and Intrac has fulfilled and performed all material obligations with respect to such Permits; (iii) no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination by the issuer thereof or which results in any other material impairment of the rights of the holder of any such Permit; and (iv) Intrac has no reason to believe that any governmental body or agency is considering limiting, suspending or revoking any such Permit.

          (i) Neither Intrac nor, to Intrac's knowledge, any employee or agent of Intrac has made any payments of funds of Intrac, or received or retained any funds, in each case in violation of any law, rule or regulation or of a character required to be disclosed by Intrac in any of the SEC Reports.

          (j) There are no outstanding judgments or Uniform Commercial Code financing instruments or Uniform Commercial Code security interests filed against Intrac or any of its properties.

          (k) Intrac has no debt, loan, or obligations of any kind, to any of its directors, officers, Shareholders, or employees, which will not be satisfied at the Closing.

          (l) Intrac does not have and will not have any assets at the time of the Closing other than cash, as disclosed in the Financial Statements. Intrac does not own any real estate or any interests in real estate. Intrac does not own any patents, copyrights, or trademarks. Intrac does not license the intellectual property of others nor owe fees or royalties on the same.

     1.11 Restrictive Documents. Neither Intrac nor the Shareholder are subject to, or a party to, any charter, bylaw, mortgage, lien, lease, license, permit, agreement, contract, instrument, law, rule, ordinance, regulation, order, judgment, injunction, decree, or any other restriction of any kind or character, that materially adversely affects the business practices, operations or condition of Intrac or any of its assets or property, or that would prevent consummation of the transactions contemplated by this Agreement, compliance by the Shareholder or Intrac with the terms, conditions and provisions hereof or the continued operation of Intrac's business after the Closing Date on substantially the same basis as heretofore operated or that would restrict the ability of Intrac to acquire any property or conduct business in any area. Intrac and the Shareholder are in compliance with and conform to all statutes, laws, ordinances, rules, regulations, orders, restrictions and all other legal requirements of any domestic or foreign government or any instrumentality thereof having jurisdiction over the conduct of their businesses or the ownership of their properties.

     1.12 Litigation. There are no claims, actions, inquiries, investigations, suits, proceedings or arbitrations pending or threatened against the Shareholder or Intrac, nor is the

Stock Purchase Agreement - Page 5
------------------------

Shareholder or Intrac aware of any claims, actions, inquiries, investigations, suits or arbitrations before any governmental agency, court or tribunal, domestic or foreign, or before any private arbitration tribunal, threatened or pending against the Shareholder or Intrac, nor is there any basis for any such action, suit, proceeding, arbitration, claim, investigation or inquiry. There are no outstanding orders, judgments or decrees of any court, governmental agency or other tribunal naming the Shareholder or Intrac and enjoining either the Shareholder or Intrac from taking, or requiring the Shareholder or Intrac to take, any action, or to which the Shareholder, Intrac, Intrac's business or properties are bound or subject. Neither the Shareholder nor Intrac is subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

     1.13 Taxes. Intrac has filed or caused to be filed, within the times and within the manner prescribed by law, all federal, state and foreign tax returns and tax reports that are required to be filed by, or with respect to, Intrac. Such returns and reports reflect accurately all liability for taxes of Intrac for the periods covered thereby. All federal, state, local and foreign income, franchise, sales, use, occupancy, excise and other taxes and assessments
(including interest and penalties) payable by, or due from, Intrac have been fully paid or adequately disclosed and fully provided for in the books and financial statements of Intrac. The federal income tax liability of Intrac has been finally determined for all fiscal years to and including the fiscal year ended December 31, 2000. To the best of the Shareholder and Intrac's knowledge no examination of any tax return of Intrac is currently in progress by any state or federal administrative or regulatory agency. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Intrac. Intrac has paid (i) all material taxes, assessments and governmental priority claims and charges imposed upon its properties or upon the income or profits therefrom (in each case before the same becomes delinquent and before penalties accrue thereon) known to be due, and (ii) all claims for labor, materials or supplies that, if unpaid, might by law become liens upon any of its properties, unless and to the extent that the same are being contested in good faith and by appropriate proceedings, and adequate reserves have been set aside on its books with respect thereto, in accordance with generally accepted accounting principles.

     1.14 Liabilities. Intrac has no outstanding claims, liabilities or indebtedness, whether accrued, contingent, absolute, determined, determinable or otherwise, except as set forth in the Financial Statements, which could be charged as a liability to Intrac, and to the best knowledge of the Shareholder there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability. Intrac is not in default in respect of the terms or conditions of any indebtedness.

     1.15 Brokers or Finder's Fees. Any agent, broker, person or firm acting on behalf of Intrac or the Shareholder who is, or will be, entitled to any commission or broker's or finder's fees from Intrac or the Shareholder in connection with any of the transactions contemplated herein shall be paid by the Shareholder.

     1.16 Consents. No consent, authorization, approval, permit or license of, or filing with, any governmental or public body or authority, including but not limited to the Commission and the National Association of Securities Dealers (the "NASD"), except such actions or filings


Stock Purchase Agreement - Page 6
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that have been  undertaken  or made prior to the date hereof and that will be in full force and effect (or as to which all applicable waiting periods have expired) on and as of the date hereof or which are not required to be filed on or prior to the date of the Closing, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Intrac or the Shareholder.

     1.17 Due Diligence Materials. The information heretofore furnished by the Shareholder or Intrac to Purchaser for purposes of, or in connection with this Agreement or any transaction contemplated hereby does not, and all such information hereafter furnished by the Shareholder or Intrac to the Purchaser will not (in each case taken together and on the date as of which such information is furnished), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they are made, not misleading.

     1.18 Not Subject to Voting Trust; No Proxies. None of the Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to the Shares. Except as provided in this Agreement, the Shareholder is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the Shares. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the sale contemplated by this Agreement, impair, restrict or delay any voting rights with respect to the Shares.

     1.19 Survival of Representations. The representations and warranties herein by the Shareholder and Intrac will be true and correct in all material respects on and as of the Closing with the same force and effect as though said representations and warranties had been made on and as of the Closing and will, except, provided herein, survive the Closing.

     1.20 No Solicitation. No form of general solicitation or general advertising was used by the Shareholder or, to the best of its actual knowledge, any other person acting on behalf of the Shareholder, in connection with the offer and sale of the Shares. To the knowledge of the Shareholder, neither the Shareholder, nor any person acting on behalf of the Shareholder, has, either directly or indirectly, sold or offered for sale to any person (other than Purchaser) any of the Shares, and the Shareholder represents that neither itself nor any person authorized to act on its behalf (except that the Shareholder makes no representation as to Purchaser) will sell or offer for sale any such security to, or solicit any offers to buy any such security from, or otherwise approach or negotiate in respect thereof with, any person or persons so as thereby to cause the issuance or sale of any of the Shares to be in violation of any of the provisions of Section 5 of the Exchange Act, as amended, or any other provision of law.

     1.21 Compliance with Law. To the best of its knowledge, Intrac has complied with, and is not in violation of any provision of laws or regulations of federal, state or local government authorities and agencies. There are no pending or threatened proceedings against Intrac by any federal, state or local government, or any department, board, agency or other body thereof.


Stock Purchase Agreement - Page 7
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     1.22 OTC Listing. Intrac is currently listed on the OTC Electronic Bulletin
Board under the trading symbol "ITCN.OB". Intrac is not in default with respect to any listing requirements of the NASD.

     1.23 Corporate Documents Effective. The certificate of incorporation and the bylaws of Intrac, as provided to Purchaser are, or will at the Closing be, in full force and effect and all actions of the Board of Directors or Shareholders required to accomplish same have, or will at the Closing have been, taken.

     1.24 No Shareholder Approval Required. The acquisition of the Shares by Purchaser from the Shareholder does not require the approval of the Shareholders of Intrac under the Nevada General Corporation Law ("NGCL"), Intrac's certificate of incorporation or bylaws, or any other requirement of law or, if Shareholder approval is required it has or will, prior to the Closing, be properly obtained in accordance with the requirements of Intrac's certificate of incorporation and by-laws and the NGCL.

     1.25 No Dissenters' Rights. The acquisition of the Shares by Purchaser from the Shareholder will not will not give rise to any dissenting Shareholders' rights under the NGCL, Intrac's certificate of incorporation or bylaws, or otherwise.

     1.26 Prior Offerings. All issuances by Intrac of shares of common stock in past transactions have been legally and validly effected, and all of such shares of common stock are fully paid and non-assessable. All of the offerings of Intrac's common stock were conducted in strict accordance with the requirements of either Section 3(b) of the Securities Act or Section 4(2) of the Securities Act, in full compliance with the requirements of the Securities Act and the Exchange Act, as applicable, and in full compliance with and according to the requirements of the NGCL and Intrac's certificate of incorporation and bylaws. Intrac has provided to Purchaser copies of all documents prepared and filed in connection with any such offerings.

     1.27 No Family Members. Following the acquisition of the Shares by Purchaser from the Shareholder, none of the remaining shareholders of Intrac will be, in any way whatsoever, related to Shareholder.

                                  ARTICLE II.
                          REPRESENTATIONS OF PURCHASER

     As a material inducement to Intrac and the Shareholder to enter into this Agreement and perform their respective obligations hereunder, Purchaser represents, warrants and agrees as follows as of the date hereof and the Closing
Date:

     2.1 Authority. Purchaser has the power and authority to make, execute, deliver and perform this Agreement.

     2.2 Restrictive Documents. Purchaser is not subject to any mortgage, lien, lease, agreement, instrument, order, law, rule, regulation, judgment or decree, or any other restriction of any kind or character, that would prevent consummation of the transactions contemplated by this Agreement.


Stock Purchase Agreement - Page 8
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     2.3 Broker's or Finder's Fees. No agent,  broker,  person or firm acting on behalf of Purchaser is, or will be, entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

     2.4 Validity of Transaction. This Agreement is a valid and legally binding obligation of Purchaser, enforceable in accordance with its terms against Purchaser, except as limited by bankruptcy, insolvency and similar laws affecting creditors generally, and by general principles of equity. The execution, delivery and performance of this Agreement and each other agreement contemplated hereby have been duly authorized by Purchaser and will not violate any applicable federal or state law, any order of any court or government agency. No consent, approval or authorization of, or registration or filing with any governmental authority or other regulatory agency, is required for the validity of the execution and delivery by Purchaser of this Agreement or any documents related thereto.

                                  ARTICLE III.
                               SALE OF THE SHARES

     3.1 Sale of the Shares. Subject to the terms and conditions herein stated, on the basis of the representations, warranties and agreements herein contained, the Shareholder agrees to sell, exchange, assign, transfer and deliver to Purchaser on the Closing Date the Shares, in form and substance satisfactory to Purchaser, and as shall be effective to vest in Purchaser all rights, title and interest in and to all of the Shares, and Purchaser agrees to purchase from the Shareholder on the Closing Date the Shares for the consideration of $360,000 (the "Purchase Price"), of which $10,000 has already been paid and of which $350,000 shall be payable upon the Closing (as set forth in Article IV herein). The certificate(s) representing the Shares shall be delivered at the Closing.

                                   ARTICLE IV.
                                     CLOSING

     4.1 Closing. The consummation of the sale and purchase of the Shares and the other transactions contemplated by and described in this Agreement shall take place at a closing (the "Closing") to be held no later than December 5, 2001, or on such earlier date as may be mutually agreed upon by the parties (the "Closing Date"). All transactions contemplated by this Agreement shall be deemed effective as of the Closing Date.

     4.2 Actions of Intrac and the Shareholder. At the Closing, or as soon thereafter as reasonably practicable, Intrac and the Shareholder, as the case shall be, shall deliver to Purchaser the following:

          (a) Certificate(s) representing the Shares; and

          (b) All corporate records.

     4.3 Actions of Purchaser at Closing(a) . At the Closing, Purchaser shall deliver or cause to be delivered to the Shareholder the Purchase Price.


Stock Purchase Agreement - Page 9
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                                   ARTICLE V.
                                   INDEMNITY

     5.1 Indemnification by the Shareholder. The Shareholder hereby agrees that notwithstanding any investigation which may have been made by or on behalf of Purchaser prior to the Closing, the Shareholder shall, on a joint or several basis, indemnify, defend and hold harmless Purchaser (and any affiliated party thereof) at any time after consummation of the Closing, from and against all demands, claims, actions, or causes of action, assessments, losses, damages, liabilities, awards, suits, forfeitures, costs and expenses including, subject to Section 5.3 below, interest, penalties, court costs, and reasonable attorneys', consultants' and other professional fees and expenses and disbursements of every kind and nature asserted against, resulting to, imposed upon or incurred by Purchaser directly or indirectly, caused by reason of or resulting from or arising out of any misrepresentation in any Material Agreement, any omission or alleged omission to state a material fact required to be stated in any Material Agreement or necessary to make the statements contained in such Material Agreement not misleading, or any breach or nonfulfillment of any representation, covenant, warranty or agreement of Intrac and/or the Shareholder contained in any Material Agreement. As used in this subparagraph, "Material Agreement" shall mean this Agreement, any exhibit, schedule, certificate or financial statement delivered under this Agreement, or any agreement made or executed in connection with the transactions contemplated by this Agreement, or under the Exchange Act or any state or federal law, statutory or common law, or otherwise. The Shareholder will, in addition, reimburse Purchaser for any legal or any other expenses reasonably incurred by Purchaser in connection with investigating or defending any such loss, claim, liability, action or proceeding.

     5.2 Indemnification by Purchaser. Purchaser agrees to indemnify, defend and hold harmless the Shareholder (and any affiliated party thereof), at any time after consummation of the Closing, from and against all material demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including, interest, penalties, court costs and reasonable attorneys' fees and expenses asserted against, resulting to, imposed upon or incurred by such individuals, directly or indirectly, caused by reason of or resulting from or arising out of any failure to perform any obligations of Purchaser and/or misrepresentation or any breach or nonfulfillment of any representation, warranty, covenant and/or agreement of Purchaser contained in this Agreement, in any exhibit, schedule, certificate or financial statement delivered under this Agreement, or in any agreement made or executed in connection with the transactions contemplated by this Agreement.


Stock Purchase Agreement - Page 10
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     5.3 Defense.


          (a) Promptly after the receipt by any person entitled to indemnification under Section 5.1 and 5.2 of this Agreement of notice of (i) any claim or (ii) the commencement of any action or proceeding, such party (the "Aggrieved Party") will, if claim with respect thereto is made against any party obligated to provide indemnification pursuant to Section 5.1 and 5.2 of this Agreement (the "Indemnifying Party"), give such Indemnifying Party written notice of such claim or the commencement of such action or proceeding and shall permit the Indemnifying Party to assume the defense of any such claim or any proceeding or litigation resulting from such claim, unless the action or proceeding seeks an injunction or other similar relief against the Aggrieved Party or there is a conflict of interest between it and the Indemnifying Party in the conduct of the defense of such action. Failure by the Indemnifying Party to notify the Aggrieved Party of its election to defend any such proceeding or action within a reasonable time, but in no event more than 15 days after written notice thereof shall have been given to the Indemnifying Party, shall be deemed a waiver by the Indemnifying Party of its right to defend such action.

          (b) If the Indemnifying Party assumes the defense of any such claim or litigation resulting therefrom with counsel reasonably acceptable to the Aggrieved Party, the obligations of the Indemnifying Party as to such claim shall be limited to taking all steps necessary in the defense or settlement of such claim or litigation resulting therefrom and to holding the Aggrieved Party harmless from and against any losses, damages and liabilities caused by or arising out of any settlement or any judgment in connection with such claim or litigation resulting therefrom. The Aggrieved Party may participate, at its expense, in the defense of such claim or litigation provided that the Indemnifying Party shall direct and control the defense of such claim or litigation. The Aggrieved Party shall cooperate and make available all books and records reasonably necessary and useful in connection with the defense. The Indemnifying Party shall not, in the defense of such claim or any litigation resulting therefrom, consent to entry of any judgment, except with the written consent of the Aggrieved Party, or enter into any settlement, except with the written consent of the Aggrieved Party.

          (c) If the Indemnifying Party shall not assume the defense of any such claim or litigation resulting therefrom, the Aggrieved Party may defend against such claim or litigation in such manner as it may deem appropriate and reasonably satisfactory to the Aggrieved Party. The Indemnifying Party shall promptly reimburse the Aggrieved Party for the amount of all expenses, legal or otherwise, as incurred by the Aggrieved Party in connection with the defense against or settlement of such claim or litigation. No settlement of claim or litigation shall be made without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If no settlement of the claim or litigation is made, the Indemnifying Party shall promptly reimburse the Aggrieved Party for the amount of any judgment rendered with respect to such claim or in such litigation and of all expenses, legal or otherwise, as incurred by the Aggrieved Party in the defense against such claim or litigation.

          (d) The rights to indemnification hereunder shall apply to claims made by either party against the other whereby written notice of the claim has been made and delivered within the one-year period following the Closing Date unless otherwise provided herein.


Stock Purchase Agreement - Page 11
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                                  ARTICLE VI.
                                   COVENANTS

     From the date of this Agreement to the Closing, the Shareholder and Intrac covenant as follows:

     6.1 The Shareholder will to the best of his ability preserve intact the current status of Intrac and the trading capacity of Intrac.

     6.2 The Shareholder will furnish Purchaser with whatever corporate records and documents of Intrac are available, such as certificates of incorporation and bylaws.

     6.3 Intrac will not enter into any contract, written or oral, or business transaction, merger or business combination, or incur any debts, loan, or obligations without the express written consent of Purchaser or enter into any agreements with its officers, directors, or Shareholders.

     6.4 Intrac will not amend or change its certificate of incorporation or bylaws, or issue any further shares in the common stock of Intrac without the express written consent of Purchaser.

     6.5 Intrac will not issue any stock options, warrants or other rights or interest in the Shares or in its shares of common stock.

     6.6 The Shareholder will not encumber or mortgage any right or interest in the Shares, and will not transfer any rights to the Shares to any third party whatsoever.

     6.7 Intrac will not declare any dividend in cash or stock, or any other benefit, to its Shareholders.

     6.8 Intrac will not institute any bonus, benefit, profit sharing, stock option, pension retirement plan or similar arrangement.

     6.9 Intrac will cause each person who is a director or officer of Intrac to submit his or her written resignation as director or officer of Intrac, which resignation will be effective immediately, and Intrac will take all steps required to appoint nominees of Purchaser as directors and officers of Intrac.

     6.10 Intrac will arrange for Intrac's current bank account to be closed and the delivery of all bank account statements and records pertaining to this account.

     6.11 Intrac will arrange for a one-for-five reverse stock split of its shares of common stock to occur prior to the Closing Date.


Stock Purchase Agreement - Page 12
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                                  ARTICLE VII.
                        TERMINATION, AMENDMENT AND WAIVER

     7.1 Waiver. Any term, provision, covenant, representation, warranty or condition of this Agreement may be waived, but only by a written instrument signed by the party entitled to the benefits thereof. The failure or delay of any party at any time or times to require performance of any provision hereof or to exercise its rights with respect to any provision hereof shall in no manner operate as a waiver of or affect such party's right at a later time to enforce the same. No waiver by any party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or waiver of any other condition of the breach of any other term, provision, covenant, representation or warranty. No modification or amendment of this Agreement shall be valid and binding unless it be in writing and signed by all parties hereto.


     7.2 Termination by Purchaser. Notwithstanding anything to the contrary herein, Purchaser shall have the right, in its sole and absolute discretion, at any time prior to its payment of the Purchase Price, to terminate this Agreement, in which event, this Agreement shall be terminated and no party shall have any further obligation to any other party.


                                 ARTICLE VIII.
                                 MISCELLANEOUS

     8.1 Knowledge of the Parties. Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge, information and belief of the parties, the parties confirm that they have made due and diligent inquiry as to the matters that are the subject of such representations and warranties.

     8.2 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Closing occurs, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions hereof and the consummation of the transactions contemplated.

     8.3 Governing Law. This Agreement shall be governed in all respects, including validity, construction, interpretation and effect, by the laws of the State of New York (without regard to principles of conflicts of law). Each of the parties hereto agrees to submit to the exclusive jurisdiction of any federal or state court within the County of New York, with respect to any claim or cause of action arising under or relating to this Agreement. The parties agree that any service of process to be made hereunder may be made by certified mail, return receipt requested, addressed to the party at the address appearing in
Section 8.7, together with a copy to be delivered to such party's attorneys via telecopier (if provided in Section 8.7). Such service shall be deemed to be completed when mailed and sent and received by telecopier. Shareholder and Purchaser each waives any objection based on forum non conveniens. Nothing in this paragraph shall affect the right of Shareholder or Purchaser to serve legal process in any other manner permitted by law.


Stock Purchase Agreement - Page 13
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     8.4 "Person"  Defined.  "Person"  shall mean and include an  individual,  a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or other department or agency thereof.

     8.5 Captions. The Article and Section captions used herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

     8.6 Publicity. Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of all parties hereto to the contents and the manner of presentation and publication thereof.

     8.7 Notices. Any notice or other communications required or permitted hereunder shall be sufficiently given if delivered in person or sent by telex or by registered or certified mail, postage prepaid, addressed as follows: If to Purchaser, to Continental Acquisition Inc., 131 West 35th Street, New York, NY 10001, Attn: Issac Nussen, President; and if to the Shareholder, to Schonfeld & Weinstein, L.L.P., 63 Wall Street, Suite 1801, New York, NY 10005, Attn: Joel Schonfeld, Esq.; or such other address as shall be furnished in writing by any such party, and such notice or communication shall be deemed to have been given as of the date so delivered, sent by fax or mailed.

     8.8 Parties in Interest. This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

     8.9 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which taken together shall constitute one instrument.

     8.10 Entire Agreement. This Agreement, including the other documents and agreements referred to herein that form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     8.11 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, cancelled, renewed, or extended, and the terms hereof may be waived, only by a written instrument signed by authorized representatives of the parties or, in the case of a waiver, by an authorized representative of the party waiving compliance. No such written instrument shall be effective unless it expressly recites that it is intended to amend, supersede, cancel, renew or extend this Agreement or to waive compliance with one or more of the terms hereof, as the case may be. No delay on the part of any party in exercising any right, power or privilege shall hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power of privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and


Stock Purchase Agreement - Page 14
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


remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

     8.12 Third Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.

     8.13 Negotiation. Each party hereto declares that the provisions of this Agreement and of all documents annexed thereto or referred to therein, have been negotiated and declares having read this Agreement and those documents and having understood their scope and nature.

     8.14   Materiality.   Unless  otherwise  set  forth  herein,   material  or
materiality as used in this Agreement shall mean an event having a monetary amount of $25,000.00 or more.

     8.15 Taxes Any income taxes required to be paid in connection with the payments due hereunder, shall be borne by the party required to make such payments. Any withholding taxes in the nature of a tax on income shall be deducted from payments due, and the party required to withhold such tax shall furnish to the party receiving such payment all documentation necessary to prove the proper amount to withhold of such taxes and to prove payment to the tax authority of such required withholding.

     8.16 Further Assurances. Each party shall, at the request of the other party, at any time and from time to time following the Closing promptly execute and deliver, or cause to be executed and delivered, to such requesting party all such further instruments and take all such further action as may be reasonably necessary or appropriate to carry out the provisions and intents of this Agreement and of the instruments delivered pursuant to this Agreement.

     8.17 Severability of Provisions. If any provision or any portion of any provision of this Agreement or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of the Agreement, or the application of such provision or portion of such provision is held invalid or unenforceable to person or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and such provision or portion of any provision as shall have been held invalid or unenforceable shall be deemed limited or modified to the extent necessary to make it valid and enforceable, in no event shall this Agreement be rendered void or unenforceable.


Stock Purchase Agreement - Page 15
------------------------

     IN WITNESS WHEREOF, Intrac has caused its corporate name to be hereunto subscribed by its respective officer thereunto duly authorized, and the Shareholder and Purchaser have executed this Agreement, as of the date first above written.

                                      INTRAC, INC.


                                      By:_________________________________
                                            Joseph N. Trachtman, President


                                      ____________________________________
                                             Joseph N. Trachtman


                                      CONTINENTAL ACQUISITION INC.


                                      By:_________________________________
                                            Issac Nussen, President


Stock Purchase Agreement - Page 16

                                                                       Exhibit 2
                                                                       ---------

                               AGREEMENT OF MERGER

          This Agreement of Merger (the "Agreement") is made as of the 20th day of December, 2001, among Intrac, Inc. a Nevada corporation ("Parent"), Intrac Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Subsidiary"), Continental Acquisition Inc., a Delaware corporation (the "Company"), and the stockholders of the Company, all of whom are listed on Exhibit A (each a "Stockholder" and, collectively, the "Stockholders").

                                    RECITALS

          The respective Boards of Directors of Parent and the Company, as well as the Stockholders, have determined that it is in the best interests of their respective corporations to cause the Company to merge with and into Subsidiary, all upon the terms and provisions, and subject to the conditions, hereinafter set forth.

          NOW,   THEREFORE,   in  consideration  of  the  mutual  covenants  and
agreements contained herein, the parties hereto covenant and agree as follows:

                                  ARTICLE 1.

                                  THE MERGER

          1.1 Merger. In accordance with the provisions of the Delaware General Corporation Law (the "DGCL"), at the Effective Date, as hereinafter defined, the Company shall be merged into Subsidiary (the "Merger"), and Subsidiary shall be the surviving corporation (the "Surviving Corporation") from and after the Effective Date, and as such shall continue to be governed by the laws of the State of Delaware.

          1.2 Continuing Corporate Existence. Except as otherwise set forth herein, the corporate existence and identity of Subsidiary, with all its purposes, powers, rights, privileges and immunities, shall continue unaffected and unimpaired by the Merger, and the corporate existence and identity of the Company, with all its purposes, powers, rights, privileges and immunities, at the Effective Date, shall be merged with and into that of Subsidiary, and the Surviving Corporation shall be vested fully therewith and the separate corporate existence and identity of the Company shall thereafter cease except to the extent provided by statute.

          1.3 Effective Date. The Merger shall become effective upon the filing of the Certificate of Merger attached hereto as Exhibit B with the Department of State of the State of Delaware on the Effective Date or as soon as thereafter practicable pursuant to Sections 103 and 251 of the DGCL (the "Effective Date").

          1.4 Corporate Government.

     (a) The Certificate of Incorporation of Subsidiary, as in effect on the Effective Date, shall continue in full force and effect, and shall be the Certificate of Incorporation of the Surviving Corporation.

     (b) The Bylaws of Subsidiary, as in effect as of the Effective Date, shall continue in full force and effect and shall be the Bylaws of the Surviving Corporation.

          1.5 Rights and Liabilities of the Surviving Corporation. At the Effective Date, the Surviving Corporation shall have the following rights and obligations:

     (a) The Surviving Corporation shall have all the purposes, powers, rights, privileges and immunities, and shall be subject to all duties and liabilities, of a corporation organized under the laws of the State of Delaware.

     (b) The Surviving Corporation shall possess all of the purposes, powers, rights, privileges, and immunities of a corporation of private nature and all property, real, personal and mixed, all debts due on whatever account, including subscription to shares, all other chooses in action and every other interest of, or belonging, or due to Subsidiary and the Company, shall be taken and deemed to be transferred or vested in the Surviving Corporation without further act or deed.

     (c) The Surviving Corporation shall henceforth be responsible and liable for all liabilities and obligations of Subsidiary and the Company, and any claim existing or action or proceeding pending by or against Subsidiary or the Company may be prosecuted as if the Merger had not occurred and the Surviving Corporation may be substituted in its place. Neither the rights of creditors nor any liens upon the property of Subsidiary or the Company shall be impaired by the Merger.

          1.6 Consummation of the Merger. Consummation of the transactions contemplated by this Agreement shall take at the Effective Date, when each of the other conditions set forth in Article 3 have been satisfied or waived and shall be fixed by mutual agreement between Parent and the Company. At the Effective Date, each party will cause to be prepared, executed, delivered and filed with the Department of State for the State of Delaware a Certificate of Merger and all other appropriate and customary documents as any party or its counsel may reasonably request for the purpose of consummating the transactions contemplated by this Agreement.

          1.7 Tax Consequences. It is intended that the merger shall constitute a reorganization described in Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Code. The parties shall treat the transactions contemplated hereby consistently with such intention.

                                   ARTICLE 2

                   CONVERSION OF SHARES; TREATMENT OF OPTIONS

          2.1 Conversion of Shares. As of the Effective Date, by virtue of the Merger and without any action on the part of any holder thereof: (i) subject to
Section 2.2 below, each of the shares of common stock, $0.01 par value, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Date shall be converted into 6,650,000 shares of common stock, $0.001 par value, of Parent ("Parent Common Stock"); and (ii) each share of Company Common Stock issued and held immediately prior to the Effective Date in the Company's treasury shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

          2.2 Adjustment. If, between the date of this Agreement and the Effective Date the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any stock dividend, split-up, stock combination, exchange of shares, reclassification, readjustment or the like with a record date within such period, the number of shares of Parent Common Stock and Company Common Stock issued pursuant to the Merger and all other relevant amounts shall be adjusted to appropriately reflect such change.

                                   ARTICLE 3

                              CONDITIONS PRECEDENT

          3.1 Conditions to each Party's Obligations. Except as may be waived by both the Company and Parent, the respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of each of the following conditions:

     (a) Corporate Approvals. This Agreement and the transactions contemplated hereby shall have been approved and adopted the Board of Directors of the Company and by the affirmative vote of a majority of the outstanding Company Common Stock entitled to vote thereon. This Agreement and the transactions contemplated hereby shall have been approved by the Board of Directors of each of Parent and Subsidiary.

     (b) Litigation; Illegality. No action or proceeding before any court or administrative agency, by any government agency or any other person shall have been instituted or threatened challenging or otherwise relating to the Merger, or which otherwise would, if adversely determined, materially and adversely affect Parent, Subsidiary or the Company. No action, statute, rule or regulation shall have been proposed or enacted by any state, federal or foreign government or governmental agency, which would render the parties unable to consummate the Merger or make the Merger illegal or prohibit, restrict or delay consummation of the Merger.

          3.2 Conditions to Obligations of the Company and the Stockholders. Except as may be waived by the Company, the obligations of the Company and the Stockholders to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction on or before the Effective Date of the following condition: the Company shall have received such other instruments, documents and certificates, if any, which are required to be delivered pursuant to the provisions of this Agreement or which may be reasonably requested.

          3.3 Conditions to Obligations of Parent and Subsidiary. Except as may be waived by Parent, the obligations of Parent and Subsidiary to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following condition:
Parent and Subsidiary shall have received such other instruments, documents, and certificates, if any, which are required to be delivered pursuant to the provisions of this Agreement or which may be reasonably requested.

                                    ARTICLE 4

                                  MISCELLANEOUS

          4.1 Termination.


          This Agreement and the transactions contemplated hereby may be terminated at any time on or before the Effective Date:

     (a)  by mutual consent of the Company and Parent;

     (b) by Parent or Subsidiary if there has been any material failure on the part of the Company to comply with its obligations hereunder, which failure if capable of cure, is not cured within thirty (30) days after the giving of written notice thereof to the Company by Parent; or

     (c) by the Company if there has been any material failure on the part of Parent or Subsidiary, as the case may be, to comply with its obligations hereunder, which failure, if capable of cure, is not cured within thirty (30) days after the giving of written notice thereof to Parent or Subsidiary by the Company.

          In the event of the termination of this Agreement pursuant to Section 4.1(a) hereof, this Agreement, except for the provisions of Section 4.2 of this Agreement, shall forthwith become void and have no effect, without any liability on the part of any party or its affiliates, directors, officers or stockholders; provided, however, that nothing in this Section 4.1 or in Section 4.2 shall relieve any party to this Agreement of liability for breach of this Agreement.

          4.2 Expenses. If the transactions contemplated by this Agreement are not consummated, each party hereto shall pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

          4.3 Entire Agreement. This Agreement and the exhibits hereto contain the complete agreement among the parties with respect to the transactions contemplated hereby and supersede all prior agreements and understandings among the parties with respect to such transactions. The obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this Section.

          4.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be deemed an original, and all such counterparts together shall constitute only one original.

          4.5 Notices. Any notices, requests, demands or other communications required or permitted hereunder shall be in writing and shall be (i) hand delivered, (ii) sent by Federal Express, Express Mail or similar overnight delivery service, (iii) sent by certified or registered mail, return receipt requested or (iv) sent by telecopy, in any case addressed as follows (or to such other address as a party shall have designated by notice given to the other party pursuant hereto), and shall be deemed given (i) when delivered if hand delivered, (ii) the next business day after sent if given by Federal Express, Express Mail or other overnight delivery service, (iii) the date received if sent by certified or registered mail, return receipt requested or (iv) the date transmitted if telecopied (such date to be confirmed by printed confirmation produced by the transmitting telecopier which shall specify the date and time of such or transmission and that such transmission has been made without error):

          (i) If to the Company or Subsidiary:
              --------------------------------

              131 West 35th Street
              New York, NY 10001
              Attention: Isaac Nussen, President

                         with a copy to:
                         --------------

                         Jenkens & Gilchrist Parker Chapin LLP
                         The Chrysler Building
                         405 Lexington Avenue
                         New York, New York  10174
                         Telecopier: (212) 704-6288
                         Attention: Mitchell S. Nussbaum, Esq.

          (ii) If to any Stockholder:
               ---------------------

               at the addresses listed on Exhibit A hereto.

          (iii) If to Parent:
                ------------

                         c/o Schonfeld & Weinstein, LLP
                         63 Wall Street
                         Suite 1801
                         New York, NY 10005
                         Attention: Joel Schonfeld, Esq.

          4.6 Successors and Assigns. This Agreement and the rights, interests and obligations hereunder shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

          4.7 Governing Law. Except in instances where the laws of another jurisdiction mandatorily govern, this Agreement shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to choice of law provisions.

          4.8 Waiver of Jury Trial. The parties hereto waive any rights to a jury trial of any cause of action based upon or arising out of, directly or indirectly, this agreement and relating to the subject matter of this transaction and/or the relationship that is being established between the parties hereto and/or the relationship that is being established between the parties hereto. The scope of this waiver is intended to be all encompassing of any and all disputes that may be filed in any court (including, without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims). This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and the waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this agreement and relating to the transaction contemplated hereby and thereby. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

          4.9 Waiver and other Action. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may be amended, modified or supplemented, either prior to or after approval of this Agreement by the Stockholders, only by a written instrument executed by the party against which enforcement of the amendment, modification or supplement is sought.

          4.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were never a part hereof; the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance; and, in lieu of such illegal, invalid, or unenforceable provision, there shall be added, automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

          4.11 Section Headings. Section and other headings are for reference purposes only and shall not affect the interpretation or construction of this Agreement.

          4.12 Construction. All words used herein shall be construed to be of such gender or number as the circumstances require. Unless otherwise specifically noted, the words "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular section, subsection, paragraph, clause or other subdivision of this Agreement. For purposes of determining when a corporate entity shall have "knowledge" of a particular fact or other matter, the knowledge of any person who is presently serving as a director or officer of such corporate entity shall be attributable to the corporate entity.



                [REMAINDER OF THE PAGE LEFT INTENTIONALLY BLANK]

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Intrac, Inc. a  Nevada corporation          Continental Acquisition Inc.,
                                            a Delaware corporation


By:  ______________________                 By:  ______________________
     Name:  Isaac Nussen                          Name:  Isaac Nussen
     Title: President                             Title: President

Intrac Acquisition Corp.,
a Delaware corporation



By:  ______________________
     Name:  Isaac Nussen
     Title: President




Stockholders:


________________________                       ________________________
Name: Isaac Nussen                             Name: George Weisz

                                                                       EXHIBIT A



                                                    Number of Shares of Company
Stockholder Name:     Address:                              Common Stock:
----------------      -------                       ---------------------------
Isaac Nussen          c/o Continental                           50
                      Acquisition Inc.
                      131 West 35th Street
                      New York, NY 10001

George Weisz          c/o Continental Acquisition Inc.          50
                      131 West 35th Street
                      New York, NY 10001

                                                                       EXHIBIT B


                              CERTIFICATE OF MERGER

                                       OF

                          CONTINENTAL ACQUISITION INC.
                             a Delaware corporation,

                                  with and into

                            INTRAC ACQUISITION CORP.,
                             a Delaware corporation


          It is hereby certified that:

          1. The constituent business corporations participating in the merger are:

               (i) Continental Acquisition Inc., which is incorporated under the laws of the State of Delaware; and

               (ii) Intrac Acquisition Corp., which is incorporated under the laws of the State of Delaware.


          2. An Agreement of Merger has been approved, adopted, certified, executed, and acknowledged by each of the aforesaid constituent corporations in accordance with the provisions of subsection (c) of Section 251 of the Delaware General Corporation Law.


          3. The surviving corporation in the merger herein certified is Intrac Acquisition Corp.


          4. The Certificate of Incorporation of Intrac Acquisition Corp. in effect immediately prior to the filing of the Certificate of Merger shall become the Restated Certificate of Incorporation of said surviving corporation.

          5. A copy of the Agreement of Merger is on file at the office of the surviving corporation located at 131 West 35th Street, New York, NY 10001. A copy of the Agreement of Merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of either constituent corporation.


                [REMAINDER OF THE PAGE LEFT INTENTIONALLY BLANK]

          IN WITNESS WHEREOF, the undersigned has affirmed the statements herein as true, under penalties of perjury, as of the 20th day of December, 2001.



                                        CONTINENTAL ACQUISITION INC.


                                        By:      _______________________________
                                        Name:    Isaac Nussen
                                        Title:   President




                                        INTRAC ACQUISITION CORP.


                                        By:      _______________________________
                                        Name:    Isaac Nussen
                                        Title:   President